EXHIBIT 99.1

GOLD STANDARD VENTURES INTERSECTS 136m of 2.67 g Au/t at the DARK STAR OXIDE GOLD DEPOSIT, CARLIN TREND NEVADA

Infill core hole DS17-20 extends the high-grade oxide zone with an intercept of 22.1m of 6.89 g Au/t

November 7, 2017 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN:GSV) (“Gold Standard” or the “Company) today announced results from 11 exploration and infill holes at the Dark Star oxide gold deposit on its 100%-owned/controlled Railroad Project in Nevada’s Carlin Trend.  These drill holes are a portion of Gold Standard’s 2017 US$15.5 million program which includes up to 48,800 m of reverse-circulation (RC) and core drilling in 117 holes (see February 2, 2017 news release).  The infill drilling is designed to reduce drill spacing in critical portions of Dark Star to 30m.  Recent results either confirm or outperform the current resource block model.

Infill core hole DS17-20 intersected 136.0m of 2.67 g Au/t approximately 30m north of DS16-03B (101.2m of 1.54 g Au/t) and approximately 90m south of DS16-08 (126.2m of 4.07 g Au/t).  These new results are expected to significantly improve the grade of the current block model in the northern portion of Dark Star (please go to the following link - https://goldstandardv.com/lp/dark-star-nov2017-map).

Jonathan Awde, CEO and Director of Gold Standard commented: “The Dark Star oxide deposit continues to surprise us to the upside. First, the high-grade zone to the north is expanding laterally beyond our modeling, which is likely to increase grade and ounces in our next resource estimate. Second, this drilling has confirmed that Dark Star remains wide open both to the east and the west. We suspect that it may also continue further to the north and this year’s drilling is testing this direction as well. Third, and perhaps most intriguing, we are seeing evidence that higher grade oxide material may reoccur at deeper levels of the deposit than originally thought. Overall, we think the Dark Star deposit is going to look very different at the end of this program than it did a year ago.”

Mr. Awde also noted that the positive Dark Star drill results, coupled with the high gold recovery rates averaging 86.5% on material in column testing (see October 25, 2017 news release), further establish Dark Star as a high-quality oxide gold deposit.

Key Highlights

•
In the northern portion of Dark Star, infill core hole DS17-20 intersected 136.0m of 2.67 g Au/t, including 3 higher-grade zones of 15.7m of 3.02 g Au/t, 22.1m of 6.89 g Au/t and 14.3m of 3.80 g Au/t respectively. The DS17-20 intercept is approximately 30m north of DS16-03B (101.2m of 1.54 g Au/t as announced on April 18, 2017) and approximately 90m south of DS16-08 (126.2m of 4.07 g Au/t as announced on April 18, 2017).  Gold mineralization in DS17-20 appears to outperform the resource block model in this portion of the oxide deposit, and confirm the lateral continuity of a +2.0g Au/t gold zone located in the immediate hanging wall of the Ridgeline fault (please go to the following link - https://goldstandardv.com/lp/dark-star-nov2017-map).

•
In the southern portion of Dark Star, infill core hole DS17-22 intersected 55.8m of 0.94 g Au/t including 16.8 of 1.28 g Au/t.  This hole confirms the tenor and grade of the block model in this location and enhances and upgrades the geological understanding of wide-spaced RC drill holes.

•
Two RC exploration holes have extended the Dark Star deposit to the east. DS17-26 intersected 47.3m of 0.52 g Au/t, and DS17-27 intersected two mineralized zones including 51.8m of 0.76 g Au/t and 53.4m of 0.74 g Au/t.  DS17-27 ended in 2.19 g/t gold at a depth of 183m, extending the oxide gold mineralization 45m deeper than the current Dark Star resource model. This intercept may reflect the occurrence of previously unknown deeper horizons of better grade oxide material which could have important implications for the deposit as a whole.

•
Two other RC exploration holes have extended the Dark Star deposit to the west. DS17-21 intersected 13.7m of 1.24 g Au/t and DS17-23 intersected 12.2m of 1.41 g Au/t west of the existing Dark Star block model and towards the Pinion deposit. Additional exploration drilling is planned to test targets to the west of Dark Star.

Dark Star drill results are as follows:
Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DS17-17	RC	090	-45	471.0	15.2 – 18.3	3.1	0.21
					21.3 – 24.4	3.1	0.29
					32.0 – 33.5	1.5	0.43
DS17-18	RC	090	-45	318.6	6.1 – 29.0	22.9	0.57
DS17-19	RC		-90	446.6	236.3 – 242.4	6.1	0.51
					350.6 – 358.2	7.6	0.50
					393.2 – 396.3	3.1	0.56
DS17-20	Core		-90	197.9	37.8 – 173.8	136.0	2.67
Including Including Including					42.8 – 58.5	15.7	3.02
					103.8 – 125.9	22.1	6.89
					157.9 – 172.2	14.3	3.80
DS17-21	RC		-90	591.5	271.3 – 274.4	3.1	2.69
					300.3 – 303.4	3.1	0.21
					387.2 – 388.7	1.5	0.23
					393.3 – 397.9	4.6	0.22
					431.4 – 440.5	9.1	0.20
					455.8 – 457.3	1.5	0.24
					468.0 – 481.7	13.7	1.24
DS17-22	Core		-90	91.5	0 – 55.8	55.8	0.94
Including Including					20.0 – 26.2	6.2	2.63
					33.5 – 50.3	16.8	1.28
					56.4 – 57.9	1.5	0.27
					89.9 – 91.4	1.5	0.25
DS17-23	RC	180	-65	118.9	106.7 – 118.9	12.2	1.41
DS17-24	RC	360	-63	167.7	54.9 – 64.0	9.1	0.30
DS17-25	RC	090	-65	167.7	120.4 – 128.0	7.6	0.41
DS17-26	RC	090	-80	122.0	3.1 – 9.2	6.1	0.35
Including					16.7 – 64.0	47.3	0.52
					42.7 – 48.8	6.1	1.00
DS17-27	RC	090	-80	182.9	65.5 – 117.3	51.8	0.76
Including Including					85.3 – 89.9	4.6	2.38
					122.0 – 123.5	1.5	0.32
					129.5 – 182.9	53.4	0.74
					160.1 – 166.2	6.1	1.75
** Gold intervals reported in this table were calculated using a 0.20 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-90% of drilled thicknesses.

Mac Jackson, Gold Standard’s Vice President of Exploration stated: “Infill development and step out exploration drilling continue to grow the Dark Star deposit, making significant additions to the high-grade oxide core of the deposit.  With the confirmation of the geologic model and controls on the high-grade oxide mineralization, we are able to target and add high quality, readily leachable oxide ounces.  We continue to drill at Dark Star and also test new targets in the same Pennsylvanian-Permian host rocks along the Dark Star corridor and at Jasperoid Wash with additional results pending”

Gold Standard would also like to welcome Mr. Mark Laffoon to the Company as a Senior Engineer.  Mr. Laffoon brings over 38 years of management and successful mine engineering experience to Gold Standard from his work in the western United States.  Mr. Laffoon will lead the engineering work to develop the Dark Star and Pinion oxide gold deposits.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one quarter was sent to the lab for analysis and the remaining material retained in the original core box.  A blank or certified reference material was inserted approximately every tenth sample.  The core and RC samples were delivered to either ALS Minerals or Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized.  Resulting sample pulps were shipped to either ALS Minerals or Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC.  Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30 gram split. All other elements were determined by ICP analysis.  Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV.  Final collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au.  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider  nor the NYSE AMERICAN accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:            604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com